

February 23, 2021

Marc Johnson
Chief Financial Officer
NextSource Materials Inc.
130 King Street West, Exchange Tower Suite 1940,
Toronto, Ontario
Canada M5X 2A2

> **Re: NextSource Materials Inc.**
> **Form 20-F for the Fiscal Year ended June 30, 2020**
> **Filed December 7, 2020**
> **File No. 000-51151**

Dear Mr. Johnson:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year ended June 30, 2020

General

1.   We note that you have filed various documents with the TSX Venture Exchange, including, but not limited to, Interim Financial Statements, Management's Discussion and Analysis, Material Change Reports, Information Circulars, Press Releases, and a Technical Report, since reporting your redomicile on December 29, 2017, and that you have not furnished this information on Form 6-K except for two press releases in January 2018, and interim reports for your 2018 and 2019 fiscal years.

     Under Rule 13a-16 of Regulation 13A, you are required to file reports on Form 6-K promptly after the required information is made public by the issuer, by the country of its domicile or under the laws of which it was incorporated or organized, or by a foreign securities exchange with which the issuer has filed the information.

Marc Johnson
NextSource Materials Inc.
February 23, 2021
Page 2

The required information would include that which is material with respect to the issuer and its subsidiaries concerning: changes in the business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in the certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information that is considered to be of material importance to security holders.

You may refer to General Instruction B to Form 6-K if you require further clarification. Please comply with this filing obligation.

2.   Please update your cross reference chart to identify the locations of the information prescribed by Item 9.A.4 and Item 9.C, which are required in an annual report on Form 20-F. Please also comply with Item 15, including the requirement to disclose your assessment of the effectiveness of your internal control over financial reporting, and to identify the framework used to complete your assessment.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation